UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

TrueCar, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89785L107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by Paul G. Allen, Cougar Investment Holdings LLC (“Cougar”), Vulcan Capital Growth Equity Management LLC (“VCGE Management”) and Vulcan Capital Growth Equity LLC (“VCGE” and, together with Paul G. Allen, Cougar and VCGE Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Mr. Allen had sole voting and dispositive power over the shares of common stock (the “Shares”) previously held of record by VCGE. Mr. Allen was not a holder of record of any of the Shares, and disclaims beneficial ownership in the Shares held by VCGE, except to the extent of his pecuniary interest therein.
(3)	Based upon 99,986,517 shares of common stock of the Company outstanding as of November 3, 2017, as reported by the Company in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cougar Investment Holdings LLC (“Cougar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Cougar is the managing member of VCGE Management, which is the manager of VCGE, which was the record holder of the Shares. Cougar was not a record holder of the Shares and disclaims beneficial ownership in the Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, and has sole voting and dispositive power over the Shares.
(2)	Based upon 99,986,517 shares of common stock of the Company outstanding as of November 3, 2017, as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Growth Equity Management LLC (“VCGE Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCGE Management is the manager of VCGE, which was the record holder of the Shares. VCGE Management was not a record holder of the Shares and disclaims beneficial ownership in the Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, which is the managing member of VCGE Management, and has sole voting and dispositive power over the Shares.
(2)	Based upon 99,986,517 shares of common stock of the Company outstanding as of November 3, 2017, as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Growth Equity LLC (“VCGE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCGE was the record holder of the Shares. VCGE is managed by VCGE Management, which in turn is managed by Cougar. Mr. Allen, who is the sole owner of Cougar, had sole voting and dispositive power over the Shares. Mr. Allen, Cougar and VCGE Management are not the record holders of the Shares and disclaim beneficial ownership in the Shares, except to the extent of their respective pecuniary interest therein.
(2)	Based upon 99,986,517 shares of common stock of the Company outstanding as of November 3, 2017, as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

TrueCar, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

120 Broadway, Suite 200, Santa Monica, CA 90401

Item 2(a)	Name of Person Filing:

(i)	Paul G. Allen;

(ii)	Cougar Investment Holdings LLC (“Cougar”);

(iii)	Vulcan Capital Growth Equity Management LLC (“VCGE Management”);

(iv)	Vulcan Capital Growth Equity LLC (“VCGE”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iv)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	U.S.

(ii)	Delaware

(iii)	Delaware

(iv)	Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

89785L107

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Paul G. Allen	0	0	0	0	0	Less than 5%
Cougar	0	0	0	0	0	Less than 5%
VCGE Management	0	0	0	0	0	Less than 5%
VCGE	0	0	0	0	0	Less than 5%

Paul G. Allen, who is the sole owner of Cougar, had sole voting and dispositive power over the shares of common stock (the “Shares”) held of record by VCGE. Cougar is the managing member of VCGE Management, which is the manager of VCGE. Mr. Allen, Cougar and VCGE Management disclaim all beneficial ownership in the Shares held by VCGE, except to the extent of their respective pecuniary interest therein.

*	Based upon 99,986,517 shares of common stock of the Company outstanding as of November 3, 2017, as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 89785L107	13G—AMENDMENT NO. 2	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018	PAUL G. ALLEN

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Attorney-in-fact for Paul G. Allen

Dated: February 9, 2018	COUGAR INVESTMENT HOLDINGS LLC

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	VULCAN CAPITAL GROWTH EQUITY MANAGEMENT LLC

By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	VULCAN CAPITAL GROWTH EQUITY LLC

By Vulcan Capital Growth Equity Management LLC, its Manager
By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 9, 2018 among the Reporting Persons

99.2	Power of Attorney